Woori Bank’s Preliminary Financial Performance Figures
for the Year Ended December 31, 2010

On March 4, 2011, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) disclosed that Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, restated its preliminary financial performance figures (which have been revised to reflect subsequent events retroactive to FY2010) for the year ended December 31, 2010, on a non-consolidated basis, which was previously disclosed by Woori Finance Holdings on February 10, 2011, as follows:

(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		4Q 2010	3Q 2010	(Decrease)	4Q 2009	(Decrease)
Revenue	Specified Quarter	5,554,171	6,348,595	(12.51)	6,392,494	(13.11)

	Cumulative Basis	25,853,517	21,061,315	-	43,951,956	(41.18)

Operating Income	Specified Quarter	263,813	550,191	(52.05)	275,883	(4.38)

	Cumulative Basis	1,396,040	1,132,227	-	1,034,804	34.91

Income before	Specified Quarter	236,470	569,896	(58.51)	263,772	(10.35)

Income Tax Expense	Cumulative Basis	1,388,950	1,152,480	-	1,188,915	16.83

Net Income	Specified Quarter	188,172	436,631	(56.90)	204,037	(7.78)

	Cumulative Basis	1,107,785	919,613	-	953,830	16.14

The figures for the fourth quarter of 2010 presented above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.